SBC Medical Group Holdings Incorporated

200 Spectrum Center Dr., STE 300

Irvine, California 92618

December 29, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: SBC Medical Group Holdings Incorporated

Registration Statement on Form S-3 Filed on December 29, 2025

File No. 333-292451

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), SBC Medical Group Holdings Incorporated (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:30 p.m., Eastern Time, on December 30, 2025, or as soon thereafter as practicable. In this regard, the Registrant is aware of its obligations under the Securities Act.

The Registrant requests that it be notified of such effectiveness by a telephone call to Arielle L. Katzman at (212) 455-7106.

Sincerely,

SBC Medical Group Holdings Incorporated

/s/ Yuya Yoshida
By:	Yuya Yoshida
Title:	Chief Financial Officer